Exhibit 12
Trinity Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2013	2012	2011	2010	2009
	($ in millions)
Earnings:
Earnings (loss) from continuing operations before provision (benefit) for income taxes	$590.5	$385.9	$239.0	$106.7	$(152.2)
Add:
Fixed Charges	212.3	216.6	205.7	202.5	145.1
Amortization of capitalized interest	0.2	0.2	0.2	0.2	0.3
Total earnings (loss) from continuing operations before provision (benefit) for income taxes	$803.0	$602.7	$444.9	$309.4	$(6.8)

Fixed Charges:
Interest expense	$187.3	$194.7	$185.3	$182.1	$123.2
Portion of rental expense representative of interest	25.0	21.9	20.4	20.4	21.9
	212.3	216.6	205.7	202.5	145.1
Capitalized interest	—	—	—	—	—
Total Fixed Charges	$212.3	$216.6	$205.7	$202.5	$145.1

Ratio of Earnings to Fixed Charges	3.78	2.78	2.16	1.53	—
Footnote:
Earnings for the year ended December 31, 2009 included a $325 million goodwill impairment charge. Earnings were inadequate to cover fixed charges for the year ended December 31, 2009. The deficiency for this period was $151.9 million.